

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2021

Sandeep Mathrani
Chief Executive Officer
WeWork Inc.
575 Lexington Avenue
New York, NY 10022

> **Re: WeWork Inc.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2021**
> **File No. 333-260976**

Dear Mr. Mathrani:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: P. Michelle Gasaway, Esq.